United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K/A

(Amendment No. 1)

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

March 15, 2023

Date of Report (Date of earliest event reported)

Blockchain Moon Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40922	86-1839124
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4651 Salisbury Road, Suite 400 Jacksonville, FL	32256
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (424) 262-6097

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	BMAQ	The Nasdaq Stock Market LLC

Redeemable Warrants, each exercisable for one-half of one share of Common Stock at an exercise price of $11.50	BMAQW	The Nasdaq Stock Market LLC

Rights, each to receive one-tenth of one share of Common Stock	BMAQR	The Nasdaq Stock Market LLC

Units, each consisting of one share of Common Stock, one Right and one Redeemable Warrant	BMAQU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

This report amends the Current Report on Form 8-K of Blockchain Moon Acquisition Corp. (the “Company”) dated March 15, 2023, and filed with the Securities and Exchange Commission on March 15, 2023 (the “Original 8-K”). In the Original 8-K, the Company erroneously disclosed that the Company’s sponsor, Jupiter Sponsor LLC (the “Sponsor”), informed the Company that it will not contribute any additional funds to the Company’s trust account and that the Company would liquidate and dissolve as soon as practicable. The Company continues to search for business combination opportunities and the Sponsor currently anticipates that it will continue to contribute funds to the Company's trust account during that search. As a result, the Company has no present plans to liquidate. This Form 8-K/A amends and restates the Original 8-K correctly and in its entirety.

Item 1.02.	Termination of a Material Definitive Agreement.

As previously disclosed, Blockchain Moon Acquisition Corp., a Delaware corporation (“BMAC” or the “Company”), entered into a Business Combination Agreement (the “Business Combination Agreement”), dated as of October 14, 2022, with Malibu Parent, Inc., a Delaware corporation, Hermosa Merger Sub, LLC, a Delaware limited liability company, and DLTx ASA, a Norwegian public limited liability company (“DLTx”). The Business Combination Agreement would have provided, subject to its terms and conditions, for the initial business combination of BMAC (the “Business Combination”).

On March 12, 2023, BMAC delivered a unilateral notice of termination (the “Notice”) to DLTx pursuant to both Section 8.1(b) and Section 8.1(k) of the Business Combination Agreement. The Notice terminated the Business Combination Agreement effective immediately pursuant to Section 8.1(b).

By virtue of the termination of the Business Combination Agreement, all other ancillary agreements related to the Business Combination terminate in accordance with their terms.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 16, 2023

BLOCKCHAIN MOON ACQUISITION CORP.

By:	/s/ Enzo A. Villani
Name:	Enzo A. Villani
Title:	Chief Executive Officer